Exhibit 16.2

For Immediate Release

Press Contacts:
Charles T. Jensen	David A. Kaminer
NeoMedia Technologies, Inc.	The Kaminer Group.
+(239) 337-3434	+(914) 684-1934
cjensen@neom.com	dkaminer@kamgrp.com

NeoMedia Signs LOI to Sell Micro Paint Repair Business Unit

FORT MYERS, Fla., August 31, 2006 - NeoMedia Technologies, Inc. (OTC BB: NEOM), said today that it has signed a non-binding Letter of Intent to sell its Micro Paint Repair (www.micropaint.net) business unit to Jose Sada, a technology partner of NeoMedia Micro Paint Repair, backed by the Global Emerging Markets Group (GEM) of New York City.

Charles T. Jensen, president and CEO of NeoMedia, said the sale of the Micro Paint Repair division “would allow NeoMedia to focus its full attention and resources on its core technology businesses, NeoMedia Mobile and NeoMedia Telecom. The NeoMedia Mobile group of companies offer end-to-end mobile enterprise and mobile marketing solutions, and will shortly launch its flagship qode® software platform to link marketers and consumers via the Mobile Internet and cell phones. NeoMedia Telecom, which includes the majority-owned Triton Global subsidiary, is a leading provider of network access, billing, clearinghouse and information management services to the telecommunications industry.

Mr. Jensen said that following due diligence and negotiation of material terms of the transaction, the LOI calls for execution of a definitive purchase agreement by October 27, 2006, with closing on or before November 24, 2006.

GEM, with Julio Marquez as a managing partner, is a $1.8B private investment group specializing in control, minority, and public market investing. Its activities are both domestic and international, spanning a diverse array of industries and transactional structures. GEM has offices in New York, London and Paris.

Acquired in 2004

NeoMedia acquired what is now NeoMedia Micro Paint Repair from CSI International, Inc., of Calgary, Alberta, Canada in February of 2004 for $2.5 million in cash and 7 million shares of NeoMedia stock.

As part of NeoMedia, the business unit grew in size and scope. From its flagship micro paint repair services, NeoMedia Micro Paint Repair evolved to be an international developer, supplier and trainer to automotive aftermarket service providers, offering a comprehensive line of technologically advanced automotive rejuvenation and preservation products, processes and systems. The company has distribution and system licenses in place in the Peoples Republic of China, Latin America, Australasia, and Scandinavia, and has been marketing Micro Paint Repair licenses world-wide, offering operators of car washes, repair centers and auto aftermarket shops an opportunity to expand their businesses and service offerings. The company’s high-end retail facilities in Fort Myers and Calgary double as retail and training centers, and are equipped with advanced assembly line techniques to offer state-of-the-art business practices and live demonstrations of all proprietary NeoMedia Micro Paint Repair products and services.

Full Line of Cosmetic and Aesthetic Services and Products

NeoMedia Micro Paint Repair (NMPR) features an array of products and services including:

- Micro Paint Repair - its flagship product, providing fast, flawless and permanent spot repair, free of harmful isocyanates and with no paint booth needed. Micro Paint Repair delivers superior OEM color match on any vehicle . . . a faster repair at lower costs, meaning greater profits and higher turnover for NMPR system users;

- Clear Coat Rejuvenation - unlike anything available on the market! Not a wax or a surface coat, it actually reflows, rejuvenates and resurfaces the clear coat in the same amount of time it takes to wax a vehicle. NMPR product users can bring back a show-floor shine and make their customers’ cars look new again;

- Headlight Rejuvenation. Cloudy headlights not only look bad, they also are hazardous in night driving conditions. NeoMedia Micro Paint Repair can make them look new again in just minutes with its new headlight rejuvenation product;

- RV Rejuvenation and Paint Sealants. These products are designed specifically to repair and protect the expensive finishes on recreation vehicles by reflowing the clearcoat and providing sealant protection for one year, and other proprietary products and services, including odor removal, paintless dent repair, chip repair, windshields, interiors, shop equipment.

About NeoMedia Micro Paint Repair
NeoMedia Micro Paint Repair (www.micropaint.net) is an international developer, supplier and trainer to the automotive aftermarket, offering a comprehensive line of technologically advanced automotive rejuvenation and preservation products, processes and systems. NeoMedia Micro Paint Repair focuses on quality, efficiency, innovativeness and environmentally sound products and technologies so that our clients can deliver expert solutions and a positive experience to the automobile owner.

About NeoMedia Technologies, Inc.
NeoMedia Technologies, Inc. (www.neom.com, OTC BB: NEOM) is a diversified global company offering leading edge, technologically advanced products and solutions to its clients developed out of market-identified needs. >From mobile marketing to telecom services to auto rejuvenation, NeoMedia delivers powerful end-to-end solutions for companies and consumers built upon its solid family of patented products and processes, and management experience and expertise.

This press release contains forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. With the exception of historical information contained herein, the matters discussed in this press release involve risk and uncertainties. Actual results could differ materially from those expressed in any forward-looking statement.

NeoMedia Micro Paint Repair is a trademark of NeoMedia Technologies, Inc. Other trademarks are properties of their respective owners.